Exhibit 99.1

ASX Announcement

Release Code: PRR

28 March 2013

CHANGE IN SENIOR MANAGEMENT

Prima BioMed Ltd (ASX:PRR) (“Prima”, “the Company”) has announced that Neil Frazer will step down as full time Chief Medical Officer effective as of June 30, 2013. Dr. Frazer will continue to advise the Company as a consultant through December 31, 2013, continuing during this period in his principal role of liaising with and coordinating Prima’s Scientific and Clinical Advisory Boards.

Prima and Dr. Frazer will work through a transition plan in the coming months. Consulting physicians have already been providing oversight of Prima’s ongoing clinical trial and development programs and are helping to organize Prima’s planned phase 2 trials of CVac in additional cancer targets and will continue to do so. The Company does not anticipate any interruptions in its ongoing clinical development.

Matthew Lehman, Prima’s CEO: “We would like to thank Neil for his contributions to the CVac clinical trial program and for his help to build our relationships with our external advisors and investigators. It has been a real pleasure to work with him. We are confident that our ongoing and planned trials will not be adversely affected as we have established a strong medical support team that will remain in place.”

Lucy Turnbull AO, Prima’s Chairman: “We are very grateful for Neil’s service to the Company over the past three-plus years. I greatly valued his contributions as a director of the company through last year. Neil is a major advocate for patients and has been a tireless supporter of bringing CVac through the development process. We look forward to Neil’s continued membership as a part of the Prima family.”

Neil Frazer: “It has been a pleasure to work with a great group of people at Prima. I have enjoyed the opportunity to get to know our patients, doctors, and shareholders that have supported Prima and CVac over the past few years. I am very excited about the future of CVac and I look forward to assisting with a smooth transition of responsibilities during the rest of the year.”

Dr. Frazer joined Prima BioMed as its Chief Medical Officer in February 2010 after a successful career in executive medical roles at companies such as Glaxo, Shire Pharmaceuticals, Erimos Pharmaceuticals, and Chimerix. He is an anaesthetist by training and served as a physician in the UK National Health Service prior to working in the industry.

ENDS

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized bio-therapeutic products for cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials for ovarian cancer patients in remission and soon to be in trials for other cancer types.